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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934 *

                             TEKNOWLEDGE CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    878919109
                                 (Cusip Number)

 Frederick Hayes-Roth, 1810 Embarcadero Road, Palo Alto, CA 94303 (650)424-0500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 1, 1994
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       FREDERICK HAYES-ROTH

2      Check the appropriate Box if a Member of a Group      (a) [ ]
                                                             (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS*

       PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                 [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

NUMBER OF                    7   SOLE VOTING POWER
SHARES                           336,296
BENEFI-                      8   SHARED VOTING POWER
CIALLY                           290,556
OWNED BY                     9   SOLE DISPOSITIVE POWER
EACH                             336,296
REPORTING                    10  SHARED DISPOSITIVE POWER
PERSON WITH                      290,556

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       626,852

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                               [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.80%

14     TYPE OF REPORTING PERSON

       IN

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Item 1.     Security and Issuer.

         This filing by Frederick Hayes-Roth (the "Reporting Person"), relates to Common Stock, $.01 par value per share (the "Common Stock"), of Teknowledge Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1810 Embarcadero Road, Palo Alto, California 94303. Information regarding the Reporting Person is set forth below.

Item 2.    Identity and Background.

         This Statement is being filed by the Reporting Person based upon his direct and indirect beneficial ownership of shares of Common Stock and stock options to purchase Common Stock held by him. The Reporting Person's business address is 1810 Embarcadero Road, Palo Alto, California 94303. His principal occupation is serving as Chairman and Chief Executive Officer of the Issuer.

         During the last five years, the Reporting Person has not been (a) convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

         From June 16,  1988  through  October  8,  1998,  as  reported  in this
Schedule 13D, the Reporting Person has acquired a total of 360,543 shares of Common Stock, for $43,768 upon exercise of stock options. The source of funds used in making these acquisitions was the personal funds of the Reporting Person. No portion of the consideration used by the Reporting Person in making the purchases described above was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Person is deemed the beneficial owner of an additional 306,296 shares of Common Stock, which he has the right to acquire upon exercise of stock options which are presently exercisable or exercisable within sixty days of the date of the filing of this statement ("Filing Date").

Item 4.     Purpose of Transaction.

         The shares of Common Stock were acquired by the Reporting Person as an investment. The Reporting Person has served as Chairman and Chief Executive Officer of the Issuer since January 1993. The Reporting Person intends to monitor his investment in the Common Stock on a continuing basis. The Reporting Person may acquire additional shares of Common Stock through open market purchases, privately negotiated transactions, or through the exercise of stock options; he may, however, dispose all or a portion of shares of Common Stock through the open market purchases or in privately negotiated transactions to one or more purchasers which may include the Issuer; and the Reporting Person will consider other alternatives available in connection with the securities of the Issuer. Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Common Stock, it should be noted that the possible activities of the Reporting Person are subject to change at any time.

         Except as otherwise stated herein, the Reporting Person has no present plans or proposals which may relate to or would result in:

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(a)  The  acquisition by any person of additional  securities of the Issuer,  or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an
     inter-dealer   quotation  system  of  a  registered   national   securities
     association;
(i)  A  class  of  equity   securities  of  the  Issuer  becoming  eligible  for
     termination of registration pursuant to Section 12 (g)(4) of the Exchange Act; or
(j)  Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

         Pursuant to Rule 13d-3, the Reporting Person may be deemed to beneficially own a total of 626,852 shares of Common Stock as of the Filing Date, representing 11.80% of the outstanding Common Stock, based upon the number of shares of Common Stock as of June 7, 1999 and computed in accordance with rule 13d-3(d)(1). The Reporting Person's beneficial ownership of Common Stock is as follows:

         290,556 shares of Common Stock (Direct) *
         30,000 shares of Common Stock (Direct)
         306,296 Options to purchase Common Stock (Direct)

         The Reporting Person has (i) shared voting and dispositive powers for 290,556 shares of Common Stock as Co-Trustee of the Hayes-Roth Family Trust, and
(ii) sole voting and dispositive powers for 30,000 shares of Common Stock and stock options to purchase 306,296 shares of Common Stock (presently exercisable or are exercisable within sixty days of the Filing Date), which represents 11.80% of the total shares of Common Stock outstanding of 4,986,115 (based on the number of shares of Common Stock outstanding on June 7, 1999).

         From the sixty days preceding the date of the event which initially required the filing of this Statement through the filing date, the Reporting Person engaged in the following transactions with respect to the Common Stock of the Issuer:

--------
* Includes all holdings of the Hayes-Roth Family Trust.

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         On November 19,  1993,  the  Reporting  Person was granted an option to purchase 206,263 shares of Common Stock, which became vested as of December 31, 1993.

         On April 1, 1994, the Reporting Person was granted an option to purchase 450,576 shares of Common Stock, 50,000 share of which vested immediately, and the remaining shares vested quarterly over 2 years from June 30, 1994.

         On May 17, 1994, the Reporting Person purchased 206,263 and 50,000 shares of Common Stock through exercise of options at price per share of $0.10 and $0.15, respectively, using personal funds.

         On December 10, 1997, the Reporting Person purchased 21,280 shares of Common Stock through exercise of options at a price per share of $0.15, using personal funds.

         On January 12, 1998, the Reporting Person purchased 23,000 shares of Common Stock through exercise of options at a price per share of $0.15, using personal funds.

         On March 16, 1998, the Reporting Person purchased 20,000 shares of Common Stock through exercise of options at a price per share of $0.15, using personal funds.

         On April 30, 1998, the Reporting Person donated 20,000 shares of Common Stock to a charity.

         On June 16, 1998, the Reporting Person's option to purchase 3,882 shares of Common Stock granted on June 16, 1988 expired.

         On October 8 1998, the Reporting Person purchased 40,000 shares of Common Stock through exercise of options at a price per share of $0.15, using personal funds.

         On November 10, 1998, the Reporting Person's option to purchase 6,375 shares of Common Stock granted on November 10, 1988 expired.

         On February 27, 1999, the Reporting Person's option to purchase 12,167 shares of Common Stock granted on February 27, 1989 expired.

         On March 5, 1999, the Reporting Person disposed 20,000 shares of Common Stock at a sale price of $6.06 per share on the open market.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The Reporting Person was granted options to acquire shares of Common Stock under the Issuer's 1989 Stock Option Plan (the "1989 Plan").

         Incentive stock options granted under the 1989 Plan may not have an exercise price of less than 100% of the fair market value of the Common Stock of the Issuer on the date of the grant. Options granted to a participant who owns 10% or more of the voting power of all classes of stock of the Issuer may not have an exercise price of less than 110% of the fair market value of the Common Stock of the Issuer on the date of the grant. Generally, options granted under the 1989 Plan become exercisable as the underlying shares vest, at a rate of at least 20% per year over five years from the date the options are granted. A copy of the 1989 Plan is attached hereto as Exhibit A and incorporated herein by reference. The Reporting Person entered into several option agreements with the

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Issuer under the 1989 Plan,  copies of which are attached hereto as exhibits and incorporated herein by reference. The option agreements provided a grant on November 29, 1993 of an option to acquire 206,263 shares of Common Stock at an exercise price of $0.10 per share (see Exhibit B), and grants on April 1, 1994 of options to acquire 50,000 and 400,576 shares of Common Stock at an exercise price of $0.15 per share (see Exhibit C & D). As of the Filing Date, all of such shares had become exercisable.

         The Company has effected a one-for-five reverse stock split on December 22, 1998. All share and per share data has been retroactively restated to reflect the effect of the reverse stock split.

Item 7.     Material To Be Filed As Exhibits.

Exhibit  Description
A        The Teknowledge Corporation 1989 Stock Option Plan (1)
B Stock Option Agreement between the Reporting Person and the Issuer, dated November 29, 1993 (2)
C Stock Option Agreement between the Reporting Person and the Issuer, dated April 1, 1994 (2)
D Stock Option Agreement between the Reporting Person and the Issuer, dated March 30, 1995 (2)

References

   (1) Filed as an Exhibit to the Issuer's Current Report on Form 8-K dated February 12, 1996, related to the adoption of a 12(g) Shareholder Rights Agreement dated January 29, 1996.

   (2) Filed as an Exhibit to the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999.

SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                                      /s/ Frederick Hayes-Roth
Date: August 17, 1999                                 Frederick Hayes-Roth